FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 5, 2009

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

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____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports October 2009 Consolidated Revenue” dated November 5, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: November 5, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports Oct. 2009 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: November 5, 2009

Hsinchu, Taiwan, November 5, 2009 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated October 2009 revenue of NT$39,603 million, down by 3.4% from the previous month but up 45.3% from the same period last year.

Since some IT panels applications are in seasonal slowdown, the large-sized panel (a) shipments for October 2009, with applications on desktop monitor, notebook PC, LCD TV and other applications, were close to 8.96 million units, a decrease of 4.5% from September 2009. As to small- and -medium-sized panels, the shipments grow to 25.93 million units, up 9.9% compared to last month.

(a)	Large-size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report :(Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
October 2009	39,603	38,075
September 2009	40,978	39,446
M-o-M Growth	(3.4%)	(3.5%)
October 2008	27,261	27,211
Y-o-Y Growth	45.3%	39.9%
Jan to Oct. 2009	284,073	278,190
Jan to Oct. 2008	391,439	389,650
Y-o-Y Growth	(27.4%)	(28.6%)

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp., AU Optronics (Suzhou) Corp., AU Optronics (Shanghai) Corp., AU Optronics Manufacturing (Shanghai) Corp., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Darwin Precisions (Suzhou) Corp., Darwin Precisions (Xiamen) Corp., Darwin Precision Corp.,

BriView Electronics(L) Corp., BriView Electronics Corp., BVCH Optronics (Sichuan) Corp., BriView Technology Corp., AU Optronics (Czech) s.r.o., M. Setek Co., Ltd. and its affiliates, Toppan CFI (Taiwan) Co, Ltd., Lextar Electronics Corp.,  and AUO Energy Taiwan Corp.

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$423.9 billion (US$12.9 billion) in sales revenue in 2008 and now houses a staff of more than 42,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 2Q2009 WW Large-Area TFT-LCD Shipment Report dated August 5, 2009. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2008 year end revenue converted by an exchange rate of NTD32.76:USD1.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com